Copa Holdings Announces Monthly Traffic Statistics for August 2010

PANAMA CITY, Sept. 7 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), and its Copa Airlines and Aero Republica operating subsidiaries, today released preliminary passenger traffic statistics for August 2010:

Copa Holdings (Consolidated)	August	August	Change
	2010	2009	(%)
ASM (mm) (1)	985.9	869.0	13.5%
RPM (mm) (2)	739.9	659.7	12.2%
Load Factor (3)	75.0%	75.9%	-0.9 p.p.
Copa Airlines
ASM (mm) (1)	839.8	730.4	15.0%
RPM (mm) (2)	631.2	556.0	13.5%
Load Factor (3)	75.2%	76.1%	-1.0 p.p.
Aero Republica
ASM (mm) (1)	146.1	138.6	5.5%
RPM (mm) (2)	108.7	103.7	4.9%
Load Factor (3)	74.4%	74.8%	-0.4 p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of August 2010, Copa Holdings' system-wide passenger traffic (RPM) increased 12.2%, while capacity (ASM) increased 13.5%.  System load factor for August 2010 was 75.0%, a 0.9 percentage point decrease when compared to August 2009.

Copa Airlines passenger traffic (RPM) for August 2010 increased 13.5%, while capacity (ASM) increased 15.0%. This resulted in a load factor of 75.2%, a 1.0 percentage point decrease when compared to August 2009.

Aero Republica passenger traffic (RPM) for August 2010 increased 4.9%., while capacity (ASM) increased 5.5%.  Load factor for the month reached 74.4%, a 0.4 percentage point decrease when compared to August 2009.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo services. Copa Airlines currently offers approximately 152 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean.   In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has international flights from Colombia to Caracas, Guayaquil and Quito. For more information, visit www.copaair.com ..

CPA-G

CONTACT: Joseph Putaturo – Panama, Director-Investor Relations, +011-507-304-2677